Via EDGAR Submission

September 15, 2015

Ms. Tia L. Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel, and Mining

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	McKesson Corporation

Form 10-K for the Fiscal Year Ended March 31, 2015

Filed May 12, 2015

File No. 001-13252

Dear Ms. Jenkins:

On behalf of McKesson Corporation (the “Company,” “we” and “our”), we are responding to the comment letter from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) dated August 12, 2015 (the “Comment Letter”) regarding our Annual Report on Form 10-K for the fiscal year ended March 31, 2015 (the “2015 Form 10-K”). We have recited the comments contained in the Comment Letter in bold type below and have set forth the Company’s response below the text of each comment.

Form 10-K for the Fiscal Year Ended March 31, 2015

Financial Statements and Supplementary Data, page 51

Financial Notes, page 59

Note 1 - Significant Accounting Policies, page 59

Shipping and Handling Costs, page 61

1.	Please tell us the amount of shipping and handling costs included in your selling, distribution and administrative expenses for all periods presented and confirm that you will disclose these amounts, if material, in future filings in order to comply with ASC 605-45-50-2.

During our fiscal years 2015, 2014 and 2013, shipping and handling costs of $819 million, $535 million and $383 million were included in our selling, distribution and administrative expenses. The Company’s shipping and handling costs as a percentage of its distribution revenues have not been material and have remained relatively flat during the last three years. Nonetheless, to provide additional useful information to investors, we will disclose the amount of our shipping and handling costs included in our selling, distribution and administrative expenses beginning with our Annual Report on Form 10-K for the fiscal year ending March 31, 2016.

Note 24 – Stockholders’ Equity, page 104

2.	We note that you recorded $1.86 billion in foreign currency translation losses which materially affected other comprehensive income for the year ended March 31, 2015. Please expand your disclosure in future filings to discuss the nature and timing of the facts or circumstances that led to the significant translation loss. Please also discuss the changes in foreign currency rates and the related foreign operations which related to the translation loss. Please provide us with your proposed disclosures.

In accordance with the Staff’s comment, we will expand our disclosure to discuss the nature and timing of the facts or circumstances that lead to any significant currency translation adjustments which materially affect other comprehensive income beginning with our Quarterly Report on Form 10-Q for the fiscal quarter ending September 30, 2015. Additionally, we will discuss changes in foreign currency rates and the related foreign operations which relate to the significant currency translation adjustments.

For illustrative purposes, we have provided below a marked sample of the proposed changes to the “Other Comprehensive Income (Loss)” table within Financial Note 24, “Stockholders’ Equity,” that was previously published with our 2015 Form 10-K:

Other Comprehensive Income (Loss)

Information regarding other comprehensive income (loss) including noncontrolling and redeemable noncontrolling interests, net of tax, by component is as follows:

	Years Ended March 31,
(In millions)	2015	2014	2013
Foreign currency translation adjustments
Foreign currency translation adjustments arising during period, net of income tax expense (benefit) of nil, nil and ($2) (1)(2)	$(1,845)	$9	$(52)
Reclassified to income statement, net of income tax expense of nil, $24 and nil	(10)	44	—

	(1,855)	53	(52)

(1)	2015 includes net foreign currency translation losses of $267 million and 2014 includes net foreign currency translations gains of $21 million attributable to noncontrolling and redeemable noncontrolling interests.
(2)	The 2015 foreign currency translation adjustments of $1.86 billion were primarily due to the weakening of the Euro against the U.S. dollar during the period between April 1, 2014 and March 31, 2015. The losses resulted from the conversion of non-U.S. dollar financial statements of our foreign subsidiaries into the Company’s reporting currency, U.S. dollars. The 2015 losses were primarily related to our foreign subsidiary, Celesio AG, which we acquired in the fourth quarter of 2014.

*        *        *

In closing, as you requested, the Company also acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust the foregoing response sufficiently addresses the Staff’s comments. If you have any questions or require additional information, please do not hesitate to contact either Nigel A. Rees, Executive Vice President and Controller, at (415) 983-9390, or me at (415) 983-8882. Thank you for your assistance.

Sincerely,

/s/ James A. Beer

James A. Beer

Executive Vice President and Chief Financial Officer

cc:	Brian McAllister, U.S. Securities and Exchange Commission

Craig Arakawa, U.S. Securities and Exchange Commission

John H. Hammergren, McKesson Corporation

Lori A. Schechter, McKesson Corporation

Nigel A. Rees, McKesson Corporation

John Saia, McKesson Corporation

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